Filed pursuant to Rule 433
January 18, 2006

Relating to
Pricing Supplement No. 40 dated January   , 2006 to
Registration Statement No. 333-129243

GLOBAL MEDIUM-TERM NOTES, SERIES G

Sterling Floating Rate Senior Bearer Notes
Due January 25, 2008

Issuer:	Morgan Stanley
Principal Amount:	£
Maturity Date:	January 25, 2008
Trade Date:	January , 2006
Original Issue Date (Settlement):	January , 2006
Interest Accrual Date:	January , 2006
Redemption at Maturity:	100%
Issue Price (Price to Public):	%
Agent’s Commission:	%
All-in Price:	%
Net Proceeds to Issuer:	£
Base Rate:	LIBOR
Spread (plus or minus):
Index Maturity:	Three months
Index Currency:	Pounds sterling
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each January 25, April 25, July 25 and October 25, commencing April 25, 2006
Initial Interest Rate:	The Base Rate plus %; to be determined on the Original Issue Date
Initial Interest Reset Date:	April 25, 2006
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Interest Determination Dates:	Each Interest Reset Date
Day Count Convention:	Actual/365
Specified Currency:	Pounds sterling (“£”)
Denominations:	£50,000 and multiples of £1,000 in excess thereof
Business Day:	London, Target and New York
Listing:	London
ISIN:
Ratings:	Aa3 / A+
Agent:	Morgan Stanley & Co. International

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Prospectus Dated November 14, 2005
Prospectus Supplement Dated November 14, 2005